U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On March 14, 2015, Mr. Phil Fan tendered his resignation as a director and Chief Executive Officer of the Registrant, effective immediately. At the time of his resignation, Mr. Fan served on the Board of Directors and was Chief Executive Officer of the Registrant. In addition, he also resigned from all official capacities within the Registrant and all its subsidiaries.

On March 17, 2015, Mr. Warren Zhao was appointed as the Chief Executive Officer of the Registrant in a meeting of the Board of Directors.

Mr. Fan has stated that his resignation is based on a disagreement between himself and the Registrant regarding its operations, policies and practices. In particular, Mr. Fan states that his resignation was based on his doubt that the Registrant would be able to continue as a going concern. Mr. Fan states that he believed that the Registrant should analyze and discuss with its auditor such issue. In addition, Mr. Fan did not believe the Registrant would be able to raise sufficient funds to repay its immediate obligations in a timely manner. Mr. Fan has provided a formal letter regarding his disagreement with the Registrant, and this letter is attached as an exhibit to this report.

The Registrant disagrees with Mr. Fan’s suggestion that the Registrant opposed disclosing a going concern issue. Instead, the Registrant is in the midst of preparing its annual report and is in the process of analyzing and discussing with its auditor the going concern issue. Accordingly, the Registrant has not yet reached a conclusion regarding the matter and believes the most prudent course of action is to review the matter fully in connection with its annual report and disclose fully in its audited financial statements.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Warren Zhao
Name: Warren Zhao Its: Chief Executive Officer

Dated: March 20, 2015

Exhibit Index

99.1	Letter from Phil Fan dated March 20, 2015